FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May, 2003
                 ---------

Commission File Number: 0-29382
                        -------

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F       Form 40-F   X
                                   -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                   -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting of shareholders (the "Meeting") of the shareholders of Minefinders Corporation Ltd. (the "Company") will be held on Tuesday, June 10, 2003 in the Shaughnessy Salon I room of The Delta Pinnacle Hotel, Downtown Vancouver, at 1128 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2002;

2.   To set the number of directors at five;

3.   To elect directors for the ensuing year;

4. To appoint BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To approve the adoption of the Company's 2003 stock option plan (the "2003 Plan") and to authorize the granting of stock options under the 2003 Plan; and

6. To transact such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 25th day of April, 2003.

                                           BY ORDER OF THE BOARD

                                           "Mark H. Bailey"
                                           -------------------------------------
                                           Mark H. Bailey
                                           President and Chief Executive Officer

                         MANAGEMENT INFORMATION CIRCULAR

                                     for the

                         ANNUAL MEETING OF SHAREHOLDERS

                                       of

                          MINEFINDERS CORPORATION LTD.

                                  to be held on

                             TUESDAY, JUNE 10, 2003

                         MANAGEMENT INFORMATION CIRCULAR

                          MINEFINDERS CORPORATION LTD.
                     Suite 2288 - 1177 West Hastings Street
                           Vancouver, British Columbia
                                 Canada V6E 2K3
                       Website: http://www.minefinders.com

          (all information as at April 25, 2003 unless otherwise noted)

                        PERSONS MAKING THE SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies being made by the management of Minefinders Corporation Ltd. (the "Company") for use at the annual general meeting of the Company's shareholders (the "Meeting") to be held on Tuesday, June 10, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, of Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares, which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                              REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Company in care of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice, the Company was authorized to issue an unlimited number of common shares, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 31,227,432 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

The directors of the Company have fixed April 25, 2003 as the record date for the determination of shareholders entitled to receive the Notice of Meeting. Accordingly, shareholders recorded, or entitled to be recorded, on the shareholders' list pursuant to the Business Corporations Act (Ontario) (the "Act") in connection with the Meeting on April 25, 2003, shall be entitled to vote thereat, except to the extent that subsequent transferees become entitled to vote by complying with the requirements of subsection (2) of Section 100 of the Act.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

--------------------------------------------------------------------------------
Shareholder Name             Number of Shares     Percentage of Issued Shares
--------------------------------------------------------------------------------
Echo Bay Mines Ltd. (1)      4,250,000            13.6%
--------------------------------------------------------------------------------

(1) Robert L. Leclerc, a director of the Company, acted as Chairman and Chief Executive Officer of Echo Bay Mines Ltd. until his resignation from Echo Bay Mines Ltd. on January 31, 2003.

                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"). All dollar amounts in this Management Information Circular are expressed in Canadian dollars.

(a)  the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

........................ ......... ................................. ...................................... ..........

                                        Annual Compensation                Long Term Compensation
                                  ................................. ......................................
                                  .......... .......... ........... ......................... ............

                                                                             Awards             Payouts
                                                                    ......................... ............
                                                                    ............. ........... ............

                                                                    Securities    Restricted
                                                        Other       Under         Shares or                All
Name and Principal      Fiscal                          Annual      Options /     Restricted               Other
Position of Named       Year                            Compen-     SARs          Share       LTIP         Compen-
Executive Officer       Ending    Salary     Bonus      sation(1)   Granted       Units       Pay-Outs     sation
........................ ......... .......... .......... ........... ............. ........... ............ ..........
........................ ......... .......... .......... ........... ............. ........... ............ ..........

Mark H. Bailey          2002      Nil        Nil        $206,419    500,000       Nil         N/A          Nil
President and CEO       2001      Nil        Nil        $182,400     75,000       Nil         N/A          Nil
                        2000      Nil        Nil        $169,650    160,000       Nil         N/A          Nil
........................ ......... .......... .......... ........... ............. ........... ............ ..........
........................ ......... .......... .......... ........... ............. ........... ............ ..........

Tench Page              2002      Nil        Nil        $172,071    350,000       Nil         N/A          Nil
VP, Exploration         2001      Nil        Nil        $149,760     75,000       Nil         N/A          Nil
                        2000      Nil        Nil        $145,780     40,000       Nil         N/A          Nil
........................ ......... .......... .......... ........... ............. ........... ............ ..........

(1) These monies were paid pursuant to consulting agreements. Refer to "Management Contracts" for further particulars.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

.................... .................... ........... ............. ............. ................... ....................
                                                     % of Total                    Market Value
                                         Securities    Options                    of Securities
                                           Under      Granted to                    Underlying
                                          Options      Employees    Exercise or   Options on the
                                          Granted     in Fiscal      Base Price    Date of Grant
Name                   Date of Grant        (#)          year       ($/Security)  ($/Security) (1)   Expiration Date
.................... .................... ........... ............. ............. ................... ....................
.................... .................... ........... ............. ............. ................... ....................

Mark H. Bailey      April 17, 2002        200,000       25.3%         $3.30          $3.30           April 17, 2007
                    December 23, 2002     300,000                     $6.45          $6.45           December 23, 2007
.................... .................... ........... ............. ............. ................... ....................
.................... .................... ........... ............. ............. ................... ....................

Tench Page          April 17, 2002        150,000       17.7%         $3.30          $3.30           April 17, 2007
                    December 23, 2002     200,000                     $6.45          $6.45           December 23, 2007
.................... .................... ........... ............. ............. ................... ....................

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

............................. ............... ................. ............................ ........................

                                                                                             Value of Unexercised
                               Securities                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate            Fiscal Year-End        at Fiscal Year-End ($)
                                Exercise          Value         Exercisable/Unexercisable        Exercisable /
Name                              (#)        Realized ($) (1)              (#)                 Unexercisable (2)
............................. ............... ................. ............................ ........................
............................. ............... ................. ............................ ........................

Mark H. Bailey                  537,500         $2,263,900            905,000 / Nil            $3,001,500 / Nil
............................. ............... ................. ............................ ........................
............................. ............... ................. ............................ ........................

Tench Page                      320,000         $1,214,400            670,000 / Nil            $2,313,500 / Nil
............................. ............... ................. ............................ ........................

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2002, the most recently completed fiscal year end, was $6.75.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Compensation Committee

The Company does not have a compensation committee. Compensation matters are reviewed and approved by the entire board of directors (the "Board").

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on the combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on December 31, 1997 with the cumulative total return of the Standard & Poor's / TSX Composite Index (formerly the TSX 300 Stock Index) (the "TSX Index") for the five most recently completed fiscal years of the Company.

                          Minefinders Corporation Ltd.
                                     ("MFL")
            Comparison of Five Year Total Common Shareholders' Return
                                [OBJECT OMITTED]

------------------------------------------------------------------------------------------------
                    1997         1998          1999         2000         2001          2002
------------------------------------------------------------------------------------------------
MFL                 $2.00        $1.20        $0.75         $0.96        $1.75        $6.75
------------------------------------------------------------------------------------------------
TSX INDEX          6699.44      6485.94      8413.75       8933.68      7688.41      6614.54
------------------------------------------------------------------------------------------------

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers directly, however, reference is made to the disclosure under "Management Contracts" for particulars of consulting agreements entered into with companies of which the Named Executive Officers are principals.

There are no other  compensatory plans or arrangements with respect to the Named
Executive  Officers   resulting  from  the  resignation,   retirement  or  other
termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2002.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted stock options to purchase an aggregate 1,100,000 common shares to directors, including grants made to the President and Chief Executive Officer.

                              MANAGEMENT CONTRACTS

Under the terms of a consulting agreement effective August 15, 1997, and amended September 23, 1997 and June 13, 2002, (the "Agreement"), between the Company and M.H. Bailey & Associates, L.L.C. ("M.H. Bailey"), a private Nevada company of which Mark Bailey, the President, Chief Executive Officer and a director of the Company, is a principal, the Company agreed to pay M.H. Bailey a monthly retainer of US$11,500 for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Bailey to act, at the request of the directors, as a director and/or officer of the Company, plus a daily rate of US$400 per day in excess of 20 days per month. The Agreement is renewable for successive two year terms. The Agreement may be terminated on 60 days' advance written notice, and if there is a change of control of the Company, and if M.H. Bailey terminates the Agreement within 30 days of learning of the change of control, M.H. Bailey shall be entitled to liquidated damages in an amount equal to 36 months of its monthly retainer.

Under the terms of a consulting agreement effective August 15, 1997, and amended September 23, 1997 and June 13, 2002, (the "Consulting Agreement"), between the Company's subsidiary, Minefinders (USA) Inc. ("USA"), and Sierra Timber and Gold Corp. ("Sierra"), a private Nevada company of which Tench Page, Vice President, Exploration of the Company, is a principal, USA agreed to pay Sierra a monthly retainer of US$9,000 for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Page to act, at the request of the directors, as a director and/or officer of USA, plus a daily rate of US$400 per day in excess of 20 days per month. The Consulting Agreement is renewable for successive two year terms. The Consulting Agreement may be terminated on 60 days' advance written notice, and if there is a change of control of the Company, and if Sierra terminates the Consulting Agreement within 30 days of learning of the change of control, Sierra shall be entitled to liquidated damages in an amount equal to 24 months of its monthly retainer.

Otherwise, management functions of the Company are substantially performed by employees of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                               NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at five for the ensuing year.

                              ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or with the provisions of the Act.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

................................. ............................................. .................... ................

                                                                                                     Ownership or
  Name , Present Position(s)                                                                         Control Over
with the Company (1) and Place                                                   Date(s) Served      Voting Shares
       of Residence (3)                  Principal Occupation (2) (3)          as a Director Since     Held (3)
................................. ............................................. .................... ................
................................. ............................................. .................... ................

Mark H. Bailey                   Business Executive;  President and Chief      July 27, 1995            235,700
President, Chief Executive       Executive Officer of the Company since
Officer and a director of the    1995;  President of M.H. Bailey &
Company.                         Associates, L.L.C., Consulting Geologists.
United States of America
................................. ............................................. .................... ................
................................. ............................................. .................... ................

James Martin Dawson (4)          Business Executive;  President of Dawson      March 18, 1996             Nil
Director of the Company.         Geological Consultants from 1985.
Canada
................................. ............................................. .................... ................
................................. ............................................. .................... ................

H. Leo King (4)                  Geologist;  President of International        May 15, 1996             10,000
Director of the Company.         Barytex Resources Ltd.
Canada
................................. ............................................. .................... ................
................................. ............................................. .................... ................

Robert L. Leclerc (4)            Business Consultant;  Formerly, Chairman      March 27, 1997           96,000
Director of the Company.         and Chief Executive Officer of Echo Bay
United States of America         Mines Ltd., from April 1997 to February
                                 2003.
................................. ............................................. .................... ................
................................. ............................................. .................... ................

Paul C. MacNeill                 President, P. MacNeill Law Corporation        September 15, 1995       396,100
Corporate Secretary and a        since November 2002;  Formerly, Partner,
director of the Company.         Campney & Murphy, Barristers and
Canada                           Solicitors, from 1988 to November 2002.
................................. ............................................. .................... ................

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)  Unless  otherwise stated above, any nominees named above not elected at the
     last  annual  general  meeting  have  held  the  principal   occupation  or
     employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)  Members of the Company's Audit Committee.

            INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Company's board of directors (the "Board") is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

o    the Company's strategic planning process,

o the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,

o the Company's succession planning, including appointing, training and monitoring senior management,

o    the Company's major business development initiatives,

o the integrity of the Company's internal control and management information systems,

o    the Company's policies for communicating with shareholders and others, and

o    the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

o approval of the annual capital budget and any material changes to the operating budget,

o    approval of the Company's business plan,

o    acquisition of, or investments in new business,

o    changes in the nature of the Company's business,

o    changes in senior management, and

o    all matters as required under the Ontario Business Corporations Act.

The Board meets on a regular basis.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, three of the Company's five existing and proposed directors are unrelated. The related directors of the Company are Mark Bailey, the President and Chief Executive Officer of the Company, and Paul MacNeill, the Corporate Secretary of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. At present, the office of Chairman is vacant.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough  directors to carry out its duties  efficiently,  while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has one committee, namely the Audit Committee, which is comprised exclusively of unrelated directors. The Audit Committee and its mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the Chief Executive Officer and the independent auditor to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the accounting firm to be appointed as independent auditor. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and undertakes other activities required by regulatory authorities. During the year ending December 31, 2002, the Audit Committee met twice and was composed of Mark Bailey, James Martin Dawson and H. Leo King. On March 6, 2003 the directors appointed Robert Leclerc, James Martin Dawson and H. Leo King as members of the Audit Committee, all of whom are unrelated directors.

                     APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of BDO Dunwoody LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors, on recommendation of the Audit Committee. The auditor was first appointed on November 29, 1993.

                                SPECIAL BUSINESS

2003 Stock Option Plan

Under the Company's current stock option plan dated January 23, 1998, as amended on April 23, 2001 and April 17, 2002 (the "Existing Plan"), there are only 200,848 common shares available for future awards of options.

Management believes that it is in the Company's best interests to adopt a new stock option plan (the "2003 Plan") pursuant to which the directors may award options to directors, officers, employees and consultants of the Company and its affiliates to purchase up to 1,110,138 common shares of the Company (3.56% of the issued and outstanding shares as of the record date). The 2003 Plan also incorporate recent developments in employment and securities practices, laws, rules and regulations.

The directors approved the 2003 Plan on April 16, 2003. Preliminary approval of the 2003 Plan was received from the Exchange on April 21, 2003. A copy of the 2003 Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the 2003 Plan from the Company prior to the Meeting.

The 2003 Plan

The following is a summary of the principal terms of the 2003 Plan:

o The directors have the authority to award options to purchase common shares to directors, employees, senior officers and consultants of the Company and its affiliates on terms that the directors determine at the time of award within the limitations set out in the 2003 Plan. The directors may award a majority of the options to insiders of the Company. However, in no case will the number of shares reserved for issuance to any one individual pursuant to options exceed 5% of the outstanding issue.

o The exercise price of an option may not be less than the market value of the Company's common shares as of the award date. The market value for a particular award date would typically be the closing trading price of the Company's common shares on the day immediately preceding the award date, or as otherwise determined in accordance with the terms of the 2003 Plan and as prescribed by the Toronto Stock Exchange (the "Exchange"). In no case will the exercise price be less than the minimum prescribed by the Exchange.

o The directors set an expiry date for each option at the time of the award. The expiry date cannot be later than the tenth anniversary of the award date. An option granted under the 2003 Plan may expire on an earlier date if the option holder dies, becomes disabled or ceases to be a director, employee, senior officer or consultant. In the event of a change of control, the directors may deal with outstanding options in the manner they deem fair and reasonable in light of the circumstances.

o If an option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of which that option expired or terminated will again be available for the purposes of the 2003 Plan.

o An option is non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity.

o Common shares will not be issued until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options. In order to exercise an option, and subject to Exchange approval of such a provision, an option holder may (a) pay cash to the Company in an amount equal to the aggregate exercise price of the shares to be purchased; or (b) sell a number of shares of the Company to the Company, such that the fair market value of the shares equals the aggregate exercise price of the shares to be purchased.

o The directors may attach a term to an option awarded to an employee who is a citizen or resident of the United States that provides that the option be treated as an Incentive Stock Option (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended).

Regulatory Requirements

The Exchange requires the Company to obtain shareholder approval of any share compensation arrangement pursuant to which a majority of the shares to be allocated under the arrangement may be issuable to insiders of the Company. Insiders of the Company will participate in the 2003 Plan. While insiders, as a group, will not necessarily acquire the majority of common shares allocated under the 2003 Plan, it is a possibility.

The Exchange also requires the Company to obtain shareholder approval of any share compensation arrangement pursuant to which the arrangement, together with all of the Company's other previously established or proposed share compensation arrangements, could result at any time, in (i) the number of shares reserved for issuance pursuant to options exceeding 10% of the number of shares of the Company then issued and outstanding; or (ii) the issuance, within a one-year period, of shares, in total, exceeding 10% of the number of shares of the Company then issued and outstanding. In the latter case, the number of shares issued and outstanding is determined on the basis of the number of shares that are outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

Under the Existing Plan and the 2003 Plan taken together, a total of 6,243,486 common shares of the Company are available for issuance upon the exercise of options. This total represents 20% of the issued and outstanding common shares of the Company as at the record date. It is therefore possible that the 2003 Plan together with the Existing Plan could result in either of the foregoing situations.

In addition, the Exchange requires disinterested shareholder approval if the 2003 Plan, together with all of the Company's previously established or proposed share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance pursuant to options granted to insiders, in total, exceeding 10% of the number of shares of the Company then issued and outstanding;

(b) the issuance to insiders, within a one-year period, of shares, in total, exceeding 10% of the number of shares of the Company then issued and outstanding; or

(c) the issuance to any one insider and such insider's associates, within a one-year period, of shares, in total, exceeding 5% of the number of shares of the Company then issued and outstanding.

It is possible that the 2003 Plan, together with the Existing Plan, could result in one or more of the foregoing situations.

In order to secure disinterested shareholder approval, the 2003 Plan must be approved by a majority of the votes cast at the shareholders' meeting, other than votes attaching to securities beneficially owned by: (i) insiders to whom shares may be issued pursuant to the share compensation arrangement; and (ii) associates of persons referred to in (i). The Company is asking both its shareholders as a whole and its disinterested shareholders to vote affirmatively on resolutions to approve the 2003 Plan at the Meeting.

Shareholder Approval

The following  resolutions  will be put to the  shareholders  for a vote and the
Company  will  determine  the  overall  number  of  shareholders  approving  the resolutions and the number of disinterested shareholders approving the resolutions:

         "Resolved that:

          1. the adoption of the Company's 2003 Stock Option Plan (the "2003 Plan") be approved;

          2. the board of directors be authorized to award options under and subject to the terms and conditions of the 2003 Plan, which may be exercised to purchase up to 1,110,138 common shares of the Company;

          3. the board of directors of the Company, by resolution, be authorized to make such amendments to the 2003 Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

          4. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions."

          To the best of the Company's knowledge, insiders and their associates beneficially own a total of 1,067,300 common shares of the Company as of the record date. Therefore, the total number of common shares held by "disinterested shareholders" totals 30,160,132 common shares.

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                                   CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                           ON BEHALF OF THE BOARD

                                           "Mark H. Bailey"
                                           -------------------------------------
                                           Mark H. Bailey
                                           President and Chief Executive Officer

                                  SCHEDULE "A"

                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................
   ........ ............................... ............ ...............................................................

   1        The Board should explicitly
            assume responsibility for
            stewardship of the Company
            specifically for:
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   (a)      adoption of a strategic             Yes      The Board reviews strategic plans formally on an annual
            planning process                             basis, and informally as required.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   (b)      identification of principal         Yes      The Audit Committee and the Board as a whole have identified
            risks, and implementing risk                 the Company's principal risks and review those risks and the
            management systems                           management thereof on an ongoing basis.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   (c)      succession planning and             Yes      The Board as a whole has the responsibility for succession
            monitoring senior management                 planning as it relates to senior management.  The Board as a whole monitors and reviews the performance of senior
                                                         management.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   (d)      communications policy               Yes      The Board, through and with the assistance of senior
                                                         management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   (e)      integrity of internal control       Yes      The Audit Committee has the responsibility for the integrity
            and management information                   of internal controls to manage information systems with
            systems                                      respect to financial matters.  The Board, through management, has established internal control and management information systems with respect to other operational matters.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   2        Majority of directors should        Yes      Only Mark Bailey, the President and Chief Executive Officer,
            be "unrelated" (independent                  and Paul MacNeill, the Corporate Secretary, are related
            of management and free from                  directors.
            conflicting interest)
   ........ ............................... ............ ...............................................................
   ........................................ ............ ...............................................................

   3        Disclosure for each director        Yes      Mark Bailey - Related - is President and Chief Executive
            whether he or she is related,                Officer of the Company.
            and how that conclusion was
            reached                                      Paul MacNeill - Related - is the Corporate Secretary of the
                                                         Company.

                                                         For the remainder of directors and the proposed directors, none of them or their associates have:

                                                         -    worked for the Company

                                                         -    material contracts with the Company

                                                         -    received remuneration from the Company in excess of
                                                              directors' fees and stock options

                                                         -    a significant shareholding or a relationship with a
                                                              significant shareholder (defined under the TSX
                                                              guidelines as a shareholder with the ability to exercise
                                                              a majority of the votes for the election of the board of
                                                              directors)

                                                         James Martin Dawson - Unrelated

                                                         H. Leo King - Unrelated

                                                         Robert Leclerc - Unrelated
   ........ ............................... ............ ...............................................................

                                       13


                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................
   ........ ............................... ............ ...............................................................

   4.a.     Appoint a committee                 No       The Board as a whole assesses the performance and
            responsible for appointment/                 qualification of directors and assesses and recommends
            assessment of directors                      potential nominees to the Board.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   4.b.     Composed exclusively of             No
            non-management directors, the
            majority of whom are
            unrelated.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   5        Implement a process for             Yes      The Board as a whole reviews the overall effectiveness of the
            assessing the effectiveness                  Board, its committees, individual directors and management.
            of the Board, its committee
            and directors
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   6        Provide orientation and             No       Board turnover is relatively rare.  As a result, the Board
            education programs for new                   provides ad hoc orientation for new directors.
            directors
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   7        Consider reducing size of the       Yes      The Board as a whole has reviewed the size of the Board and
            Board, with a view to                        concluded that the current number of directors is appropriate
            improving effectiveness                      to the needs of the Company at this time.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   8        Review compensation of              Yes      The Board as a whole considers the compensation of directors
            directors in light of risks                  periodically.
            and responsibilities
   ........ ............................... ............ ...............................................................
   ........................................ ............ ...............................................................

   9.a.     Committees should generally         Yes      The Audit Committee is composed entirely of non-management
            be composed of non-management                directors
            directors
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   9.b.     Majority of committee members       Yes      The Audit Committee is composed entirely of unrelated
            should be unrelated.                         directors.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   10       Appoint a committee                 No       The Board as a whole has the mandate to review the Company's
            responsible for approach to                  compliance with these guidelines on a continual basis and to
            corporate governance issues                  consider all matters relevant to the corporate governance of the Company.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   11.a.    Define limits to management's
            responsibilities by
            developing mandates for:
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

            i)   the Board                      Yes      Although there is no specific mandate for the Board, any
                                                         responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the
                                                         Board.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

            ii)  the CEO                        Yes      The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   11.b.    Board should approve CEO's          Yes      The CEO's corporate objectives are established annually by
            corporate objectives                         the Board in conjunction with management, including the CEO.
   ........ ............................... ............ ...............................................................

                                       14


                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................
   ........ ............................... ............ ...............................................................

   12       Establish structures and            Yes      On occasions where it is considered advisable, the Board has
            procedures to enable the                     met in the absence of management.
            Board to function
            independently of management
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   13.a.    Establish an audit committee        Yes      The Audit Committee is mandated to monitor audit functions,
            with a specifically defined                  the preparation of financial statements, review press
            mandate                                      releases on financial results, review other regulatory
                                                         documents as required and meet with outside auditors
                                                         independently of management.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   13.b.    All members should be               Yes      The Audit Committee is composed entirely of non-management
            non-management directors                     directors.
   ........ ............................... ............ ...............................................................
   ........ ............................... ............ ...............................................................

   14       Implement a system to enable        No       The Audit Committee is entitled to engage outside advisors at
            individual directors to                      the expense of the Company.  Otherwise, no formal system for
            engage outside advisors, at                  the engagement of outside advisors has been implemented.
            the Company's expense                        Directors on occasion have been invited to seek independent counsel at the Company's expense and have done so.  There is no policy in place prohibiting the engagement of advisors or establishing specific guidelines as to how such arrangements are to be made.
   ........ ............................... ............ ...............................................................

                                       15

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF MINEFINDERS CORPORATION LTD. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, JUNE 10, 2003 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Mark H. Bailey, the President, Chief Executive Officer and a director of the Company, or failing this person, Paul C. MacNeill, the Corporate Secretary and a director of the Company, or in the place of both of the foregoing, _________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

                                                            For    Against
1.   To set the number of directors at five.                |_|   |_|

                                                            For    Withhold
2.   (a) to elect Mark H. Bailey as director                |_|   |_|

     (b) to elect James Martin Dawson as director           |_|   |_|


     (c) to elect H. Leo King as director                   |_|   |_|

     (d) to elect Robert L. Leclerc as director             |_|   |_|

     (e) to elect Paul C. MacNeill as director              |_|   |_|

3.   To appoint BDO Dunwoody LLP, Chartered                 |_|    |_|
     Accountants, as the auditor.
                                                            For    Against
4.   To authorize the directors to set the                  |_|    |_|
     auditor's remuneration.

5.   To approve the adoption of the Company's 2003 stock    |_|    |_|
     option plan (the "2003 Plan") and to authorize the
     granting of stock options under the 2003 plan.

6.   To transact such other business as may properly        |_|    |_|
     come before the Meeting and any adjournment thereof.


The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature:  ______________________________________
              (Proxy must be signed and dated)

Date:       _______________

Name:       ______________________________________
                            (Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of CIBC Mellon Trust Company by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of CIBC Mellon Trust Company is Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 and its fax number is (604) 688-4301.

1. If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.
2. If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.
3. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.
4. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.
5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.
6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.
7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.
8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

                                Minefinders Corporation Ltd.
                                (An Exploration Stage Company)
                                Consolidated Financial Statements
                                (Expressed in Canadian Dollars)
                                For the years ended December 31, 2002 and 2001

                                Minefinders Corporation Ltd.
                                (An Exploration Stage Company)
                                Consolidated Financial Statements
                                (Expressed in Canadian Dollars)
                                For the years ended December 31, 2002 and 2001

                                                                        Contents
--------------------------------------------------------------------------------
Auditors' Report                                                              2

Consolidated Financial Statements

    Balance Sheets                                                            3

    Statements of Loss and Deficit                                            4

    Statements of Cash Flows                                                  5

    Statements of Mineral Properties and Deferred Exploration Costs           6

    Summary of Significant Accounting Policies                            7 - 9

    Notes to the Financial Statements                                   10 - 22

[logo]                 BDO Dunwoody LLP            600 Park Place
                       Chartered Accountants       666 Burrard Street
                                                   Vancouver, BC, Canada V6C 2X8
                                                   Telephone:  (604) 688-5421
                                                   Telefax:  (604) 688-5132
                                                   E-mail:  vancouver@bdo.ca
                                                            www.bdo.ca

--------------------------------------------------------------------------------

                                                                Auditors' Report

--------------------------------------------------------------------------------

To the Shareholders of
Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2002 and 2001 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
February 28, 2003
                                                                               2

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                                 (Expressed in Canadian Dollars)

December 31                                                2002            2001
--------------------------------------------------------------------------------

Assets

Current
    Cash                                       $      2,231,785  $      475,136
    Short-term investments (Note 2)                   7,140,489               -
    Receivables                                         535,752         133,651
    Prepaid expenses                                    128,749          40,838
                                               ---------------------------------
                                                     10,036,775         649,625

Mineral properties and deferred exploration
  costs (Note 3)                                     35,731,966      30,110,724
Capital assets (Note 4)                                 130,876          74,660
                                               ---------------------------------
                                               $     45,899,617  $   30,835,009
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Liabilities

Current
    Accounts payable and accrued liabilities    $       896,188    $    115,107
                                               ---------------------------------

Shareholders' equity
    Capital stock (Note 5)                           56,792,773      42,013,404
    Contributed surplus (Note 9)                      2,258,100               -
    Deficit                                         (14,047,444)    (11,293,502)
                                               ---------------------------------
                                                     45,003,429      30,719,902
                                               ---------------------------------
                                                $    45,899,617   $  30,835,009
--------------------------------------------------------------------------------


Approved by the Board of Directors:


         /s/ James M Dawson      Director
         --------------------


         /s/ Paul C. MacNeill    Director
         --------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.
                                                                               3

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
                                                 (Expressed in Canadian Dollars)

For the years ended December 31                                     2002              2001             2000
--------------------------------------------------------------------------------------------------------------


Administrative costs
    Accounting and auditing                            $         126,565  $         75,583  $        47,363
    Amortization                                                   5,202             1,482            1,844
    Consulting (Note 9)                                          815,449           178,392          178,048
    Corporate relations                                          409,256            60,703          181,916
    Legal                                                        310,189           179,732          189,705
    Office services and expenses                                 244,565           164,647          234,643
    Shareholder reports and filing fees                           92,790            88,621          127,068
    Travel                                                       116,031            49,841           22,655
                                                       -------------------------------------------------------
                                                               2,120,047           799,001          983,242

Other operating items
    Write-off of mineral properties and deferred
      exploration costs                                          766,055           502,535          208,824
                                                       -------------------------------------------------------

Loss from operations                                          (2,886,102)       (1,301,536)      (1,192,066)

Investment and other items
    Foreign exchange (loss) gain                                 (52,671)            2,217           48,182
    Gain (loss) on sale of assets                                  3,031                 -             (670)
    Interest income                                              181,800            16,855           26,605
    Loss on investment                                                 -                 -          (13,762)
                                                       -------------------------------------------------------

Net loss for the year                                         (2,753,942)       (1,282,464)      (1,131,711)

Deficit, beginning of year                                   (11,293,502)      (10,011,038)      (8,879,327)
                                                       -------------------------------------------------------

Deficit, end of year                                   $     (14,047,444)  $   (11,293,502)  $  (10,011,038)
--------------------------------------------------------------------------------------------------------------

Loss per share - basic and diluted                     $           (0.11)  $         (0.07)  $        (0.07)
--------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding                           25,280,665        19,129,452       16,547,997
--------------------------------------------------------------------------------------------------------------


The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.
                                                                               4

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                                 (Expressed in Canadian Dollars)

For the years ended December 31                                    2002              2001             2000
--------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
    Net loss for the year                               $    (2,753,942) $     (1,282,464)    $ (1,131,711)
    Items not involving cash
        Amortization                                              5,202             1,482            1,844
        Loss (gain) on sale of asset                             (3,031)                -              670
        Write-off of mineral properties and
          deferred exploration costs                            766,055           502,535          208,824
        Loss on investment                                            -                 -           13,762
        Stock option compensation (Note 9)                      572,662                 -                -
        Common shares issued for expenses                             -                 -           50,000

    Net change in non-cash working
      capital balances
       Receivables                                             (402,101)           (3,047)         316,686
       Prepaid expenses                                         (87,911)          (37,400)          16,265
       Accounts payable and accrued liabilities                 126,081          (110,186)         114,359
                                                       -------------------------------------------------------
                                                             (1,776,985)         (929,080)        (409,301)
                                                       -------------------------------------------------------

  Cash flows from investing activities
    Mineral properties and exploration costs                 (4,006,210)       (1,522,696)      (1,989,194)
    Purchase of capital assets                                 (105,708)           (1,077)         (16,493)
    Proceeds from disposal of capital assets                      6,672                 -                -
    Purchase of short-term investments                       (7,140,489)                -                -
    Investment and advances                                           -                 -             (400)
                                                       -------------------------------------------------------
                                                            (11,245,735)       (1,523,773)      (2,006,087)
                                                       -------------------------------------------------------

  Cash flows from financing activities
     Net proceeds on issuance of common shares
       and subscriptions received                            14,779,369         1,963,798        1,824,607
                                                       -------------------------------------------------------

Increase (decrease) in cash                                   1,756,649          (489,055)        (590,781)

Cash, beginning of year                                         475,136           964,191        1,554,972
                                                       -------------------------------------------------------

Cash, end of year                                      $      2,231,785  $        475,136     $    964,191
--------------------------------------------------------------------------------------------------------------

Supplemental Information

     Interest and taxes paid                           $              -  $              -     $          -

     Non-cash investing and financing activities:
      Amortization of capital assets included in
        deferred exploration costs                     $         40,649  $         22,868     $     30,943
      Stock option compensation (Note 9)               $      2,258,100  $              -     $          -
      Issuance of common shares for expenses           $              -  $              -     $     50,000
      Issuance of common shares for share
        issuance costs                                 $              -  $         50,000     $          -
--------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.
                                                                               5

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                                                 (Expressed in Canadian Dollars)

For the years ended December 31                                      2002             2001             2000
--------------------------------------------------------------------------------------------------------------


Mineral properties                                          $     203,373  $       194,615  $       255,590
                                                       -------------------------------------------------------

Deferred exploration costs
    Assaying                                                      370,050           96,969          125,005
    Amortization                                                   40,649           22,868           30,943
    Communication and delivery                                     64,005           58,626           55,471
    Drilling and trenching                                      2,266,690                -          269,547
    Environmental                                                     985           13,053           13,151
    Geophysical surveying and mapping                              65,563           12,785              754
    Legal:  mineral properties                                     28,297            8,714            2,288
    Licenses and recording fees                                   612,517          453,390          363,743
    Metallurgical                                                   3,850                -           27,371
    Engineering/prefeasibility study                               20,958            4,057                -
    Road building                                                  55,405           12,197            7,595
    Supplies                                                      132,940           40,323           32,333
    Technical and professional services                         1,217,346          581,694          677,260
    Other non-cash professional services (Note 9)               1,685,438                -                -
    Travel                                                        140,274           46,273          159,086
                                                       -------------------------------------------------------
                                                                6,704,967        1,350,949        1,764,547
                                                       -------------------------------------------------------

Gross mineral properties and deferred exploration
  costs                                                         6,908,340        1,545,564        2,020,137
Less: costs paid by joint venturer                               (521,043)               -                -
                                                       -------------------------------------------------------

Mineral properties and deferred exploration
 costs during the year                                          6,387,297        1,545,564        2,020,137

Balance, beginning of year                                     30,110,724       29,067,695       27,256,382

Less:      Write-off of mineral properties
           and deferred exploration costs (Note 3)               (766,055)        (502,535)        (208,824)
                                                       -------------------------------------------------------

Balance, end of year (Note 3)                               $  35,731,966  $    30,110,724  $    29,067,695
--------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.
                                                                               6

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All intercompany transactions and balances are eliminated on consolidation.

Short-term Investment

Short-term investment is recorded at cost, which approximates its fair market value, plus accrued interest earned in the period.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. During the year ended December 31, 2002, the Company wrote-off $766,055 (2001 - $502,535; 2000 - $208,824) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

Capital Assets

Capital   assets  are   carried  at  cost.   Amortization   is   provided  on  a
declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other capital assets.

Foreign Exchange Translation

The Company conducts the majority of its business in Mexico and the U.S.A. through its subsidiaries in U.S. dollars. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.
                                                                               7

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

Foreign Exchange Translation - Continued

Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these financial statements are as follows:

                                      2002              2001               2000
                                    --------------------------------------------

            US Dollar
            Year end                   0.6370          0.6285            0.6669
            Average                    0.6343          0.6456            0.6569

            Mexican Peso
            Year end                    6.135           5.744             6.158
            Average                     6.596           6.018             6.127

Future Income Taxes

Income and resource taxes are accounted for by the liability method. Under this method, income and resource taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Loss Per Share

During the year ended December 31, 2002, the Company adopted the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 3,232,605 (2001 - 5,191,092; 2000 - 3,722,908)
were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.
                                                                               8

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

Financial Instruments - Continued

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

                                      2002                        2001
                            Financial     Financial      Financial    Financial
                              Assets     Liabilities       Assets    Liabilities
                           -----------------------------------------------------

            US dollar      $ 1,428,044     $ 691,498     $  81,365     $  45,469
            Mexican peso       269,529        83,853       144,108        44,819
                           -----------------------------------------------------
                           $ 1,697,573     $ 775,351     $ 225,473     $  90,288
                           -----------------------------------------------------

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is as disclosed in Notes 3 and 4.

Stock Options

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as outlined in Note 9. Consequently, the Company records no compensation expense when options are granted to employees.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model are charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.
                                                                               9

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Nature of Business

     The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2002 and 2001, the Company was considered an exploration stage company.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production. Subsequent to year end, the Company received proceeds (net of commissions) of approximately $17 million from a brokered placement of common shares for additional exploration work (Note 7).

--------------------------------------------------------------------------------

2.   Short-term Investments

     The balance consists of the principal and accrued interest of a redeemable term deposit maturing on April 2, 2003. Interest income is earned at prime less 1.65% per annum.

--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs

                                           Deferred
                                            Mineral           Exploration
                                         Properties                 Costs             2002             2001
                                    -----------------------------------------------------------------------
      Mexico
         Dolores Property           $    10,626,973    $       18,150,056   $   28,777,029  $    23,220,731
         Northern Sonora                    270,790             2,825,319        3,096,109        2,972,384
         La Reserva/El Correo                77,961             1,876,907        1,954,868        1,757,805
         Other                               76,967               713,895          790,862          591,648
                                    -----------------------------------------------------------------------

                                         11,052,691            23,566,177       34,618,868       28,542,568
                                    -----------------------------------------------------------------------

      United States
         Oro Blanco                               -                     -                -          594,854
         Nevada Properties                  288,682               824,416        1,113,098          973,302
                                    -----------------------------------------------------------------------

                                            288,682               824,416        1,113,098        1,568,156
                                    -----------------------------------------------------------------------

                                    $    11,341,373    $       24,390,593   $   35,731,966  $    30,110,724
                                    -----------------------------------------------------------------------

                                                                              10

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs - Continued

     Mineral properties and related deferred exploration costs consist of the following:

     Mexican Properties

     Dolores Property

     The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of approximately US$550,000 payable in quarterly instalments of US$25,000. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

     Northern Sonora Properties

     The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25,000, which have been paid for 2002, 2001 and 2000. Should a mine be put in production on the properties, a one-time payment of US$500,000 is due to one landowner. Another landowner is to be paid US$350,000 for the first mine put into production on his property and US$250,000 is to be paid for any additional mines put into production.

     On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250,000 is spent. Placer reimbursed costs in the amount of $521,043 in 2002 (2001 - $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project.

     La Reserva/El Correo

     In 2001, the Company acquired mining rights on the property from the owner. As a result, as of March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/El Correo Concessions was accordingly terminated.

     In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2002, the Company is current with its surface rights payments.
                                                                              11

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs - Continued

     Other Properties

     The Company has title to eight additional claims in Zacatecas, Mexico.

     United States Properties

     Oro Blanco

     The Oro Blanco property consists of 108 mining claims in Santa Cruz County, Arizona. In 1997, the Company completed expenditures of US$200,000 and acquired a 100% interest in 46 claims (subject to NSR royalties of 3%). The Company has a 100% interest in the other 62 claims which do not have a NSR royalty.

     For the year ended December 31, 2002, the Company wrote-off 100% of the cost of the mineral claims and deferred exploration costs of the Oro Blanco property in the amount of $608,182.

     Nevada Properties

     The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

     The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150,000 by April 2001. At December 31, 2002, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

     The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100,000 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.

     For the year ended December 31, 2002, there was no write-off of any mineral properties or deferred exploration costs of the Nevada properties. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $332,583 in respect of a reduction in the claim area on all US projects except the Clear property.
                                                                              12

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

4.   Capital Assets

                                                         2002                                         2001
                          ---------------------------------------------------------------------------------
                                        Accumulated     Net Book                  Accumulated      Net Book
                               Cost    Amortization       Value          Cost    Amortization         Value
                          ---------------------------------------------------------------------------------

        Exploration
          equipment       $   43,474   $     28,837 $     14,637     $ 42,809       $  25,177  $     17,632
        Office furniture
          and equipment      119,603         76,904       42,699       90,985          66,507        24,478
        Vehicles             279,528        205,988       73,540      218,506         185,956        32,550
                          ---------------------------------------------------------------------------------
                          $  442,605   $    311,729 $    130,876     $352,300       $ 277,640  $     74,660
                          ---------------------------------------------------------------------------------

     Capital assets of the Company are segmented by geographical area as follows:

                                                  2002              2001
                                        ---------------------------------

     Mexico                             $        43,983  $        34,115
     United States                               54,546           28,739
     Canada                                      32,347           11,806
                                        ---------------------------------
                                         $      130,876  $        74,660
                                        ---------------------------------

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

5.   Capital Stock

     Authorized
        Unlimited common shares, no par value
     Issued
        Common shares
                                               Issued                     Amount
                                      ------------------------------------------

     Balance, January 1, 2000              16,300,709        $        38,174,999

     Issued during the year:
     For cash
       Private placement (net of
         issue costs of $17,563)              405,818                    428,837
       Exercise of stock options              285,000                    276,250
     For expenses                              40,000                     50,000
                                      ------------------------------------------

     Balance, December 31, 2000            17,031,527                 38,930,086

     Issued during the year:
     For cash
       Private placement (net of
        issue costs of $178,754)            3,051,723                  2,910,818
       Exercise of warrants                   150,000                    172,500
                                      ------------------------------------------
     Balance, December 31, 2001            20,233,250                 42,013,404

     Issued during the year:
     For cash
       Private placement (net of
        issue costs of $745,593)            4,400,000                  9,374,407
       Exercise of stock options            1,778,000                  3,083,450
       Exercise of warrants                 2,000,487                  2,321,512
                                      ------------------------------------------
     Balance, December 31, 2002            28,411,737          $      56,792,773
                                      ------------------------------------------

     (a) In September 2000, the Company issued 405,818 units by way of a private placement for gross proceeds of $446,400. Each unit consisted of one common share and one-half of a warrant with one whole warrant entitling the holder to purchase one common share at $1.35 per share for a two-year period.

     (b) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477,180 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two- year period. In connection with this private placement, 50,000 common shares were issued and $56,269 was paid in cash as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement. Net proceeds of $1,119,520 on 2001 private placements were received by the Company during 2000.
                                                                              14

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

          During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612,392 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $122,485 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

     (c) In December 2000, the Company issued 40,000 common shares in exchange for consulting services. Total proceeds based on the trading price of the common shares on the issuance date was $50,000

     (d) In April 2002, the Company completed a brokered private placement to issue 4,400,000 common shares for total proceeds of $10,120,000. Related share issue costs of $745,593 were charged as a reduction to the gross proceeds on the brokered private placement.

     (e)  Stock Options

          In 2002, the shareholders approved a stock option plan ("the Plan") for directors, officers employees and certain consultants. The number of shares available for purchase pursuant to options under the Plan cannot exceed 5,113,348. The term of options granted under the Plan cannot exceed 5 years. The exercise price of each option is determined by the Board of Directors at fair market value of the Company's shares at the date of grant.

          The following table summarizes the changes in stock options during the years:

                                                             Number of Options      Weighted Average
                                                                                      Exercise Price
                                                           ------------------------------------------

           Outstanding at January 1, 2000                            2,412,500            $     1.54
             Granted                                                   485,000                  1.08
             Exercised                                               (285,000)                  0.97
             Cancelled                                               (205,000)                  1.32
                                                           ------------------------------------------

           Outstanding at December 31, 2000                          2,407,500                  1.54
             Granted                                                   430,000                  1.50
                                                           ------------------------------------------

           Outstanding at December 31, 2001                          2,837,500                  1.53
             Granted                                                 1,820,000                  5.10
             Exercised                                             (1,778,000)                  1.73
                                                           ------------------------------------------

           Outstanding at December 31, 2002                          2,879,500             $    3.66
                                                           ------------------------------------------

                                                                              15

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

          All options granted and outstanding during the years were fully exercisable on the various grant dates except 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002, and 20,000 options granted in 2002 with an exercise price of $6.15 which vest in 5,000 option increments over a one-year period.

          At December 31, 2002, the following stock options were outstanding:

                             Number             Exercise Price       Expiry Date
                         -------------------------------------------------------
                            210,000                 $1.40          July 16, 2003
                            302,500                 $1.25      December 22, 2003
                            285,000                 $1.10          June 19, 2005
                             45,000                 $1.05       December 7, 2005
                            270,000                 $1.50       November 7, 2006
                            727,000                 $3.30         April 17, 2007
                             20,000                 $6.15          July 15, 2007
                          1,020,000                 $6.45      December 23, 2007
                         -----------
                          2,879,500
                         -----------

          Subsequent to year-end December 31, 2002, 79,500 options were exercised at a weighted average exercise price of $2.56 for gross proceeds of $203,650 and 10,000 options with an exercise price of $6.15 were cancelled due to termination of agreement.

     (f) The following table summarizes whole warrant activities during the years:

                                                                               Weighted Average
                                                                 Number          Exercise Price
                                                    --------------------------------------------

           Outstanding at January 1, 2000                     1,112,499              $     1.50

           Issued                                               202,909                    1.35
                                                    --------------------------------------------

           Outstanding at December 31, 2000                   1,315,408                    1.48

           Issued                                             2,300,682                    1.18
           Exercised                                           (150,000)                   1.15
           Expired                                           (1,112,499)                   1.50
                                                    --------------------------------------------

           Outstanding at December 31, 2001                   2,353,591                    1.20

           Exercised                                         (2,000,487)                   1.16
                                                    --------------------------------------------

           Outstanding at December 31, 2002                     353,104              $     1.40
                                                    --------------------------------------------

                                                                              16

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

          At December 31, 2002, the following share warrants were outstanding and fully exercisable:

                     Number             Exercise Price               Expiry Date
                   -------------------------------------------------------------
                    133,895                   $1.40              August 30, 2003
                    219,209                   $1.40           September 26, 2003
                   ---------
                    353,104
                   ---------

          Subsequent to December 31, 2002, 108,695 warrants were exercised for gross proceeds of $152,173.

--------------------------------------------------------------------------------

6.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     (a) The Company was charged for administrative and geological services by a director and an officer as follows:

                           Year                          Amount

                           2002                        $  378,490
                           2001                        $  323,387
                           2000                        $  342,041


     (b) Legal services are provided by a law firm in which one of the directors of the Company was a partner. The cost of these services was as follows:

                           Year                          Amount

                           2002                        $  350,211
                           2001                        $  139,985
                           2000                        $   84,503

     Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).
                                                                              17

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

7.   Subsequent Event

     On February 10, 2003, the Company completed a brokered placement consisting of 2,587,500 common shares at $7.00 per share for gross proceeds of $18,112,500. A broker commission of 5.5%, amounted to approximately $996,000, was payable on the gross proceeds.

--------------------------------------------------------------------------------

8.   Income Taxes

     The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows: 2002 2001

                                                                          2002               2001
                                                                   -----------------------------------
     Tax loss carryforwards                                        $     5,914,000     $    6,103,000
     Capital assets                                                          9,000              9,000
     Mineral properties and deferred exploration costs                  (1,956,000)        (1,383,000)
     Undeducted financing costs                                            293,000             91,000
     Valuation allowance                                                (4,260,000)        (4,820,000)
                                                                   -----------------------------------

                                                                    $             -     $           -
                                                                   -----------------------------------

     The Company's deferred tax asset includes the tax effect of approximately $293,000 (2001 - $91,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. Additionally, the tax effect of tax loss carryforwards of approximately $632,000 has been recognized to offset a future tax liability arising from the capitalization of stock option compensation as deferred exploration costs during 2002. If and when the valuation allowance related to these amounts is reversed, the Company will recognize these amounts as adjustments to shareholders' equity as opposed to a deferred income tax recovery in the Statements of Loss and Deficit.

     The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

                                                                     2002            2001             2000
                                                           ------------------------------------------------


     Benefit at Canadian statutory rates                   $   (1,033,000)  $     (572,000)   $   (521,000)
     Effect of difference in foreign tax rates                     32,000          67,000           43,000
     Non-deductible expenses                                      143,000         183,000           (4,000)
     Undeducted stock option compensation                         850,000               -                -
     Effect of tax rate changes on future income taxes            568,000               -                -
     (Decrease) increase in valuation allowance                  (560,000)        322,000          482,000
                                                            ------------------------------------------------

                                                           $            -   $           -     $          -
                                                           ------------------------------------------------

                                                                              18

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

8.   Income Taxes - Continued

     The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

     The  Company  has   approximately   $18,800,000  (2001  -  $14,000,000)  of
     undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $16,100,000 (2001 - $14,680,000) expiring in various amounts from 2003 to 2022 and allowable capital losses of approximately $216,000 (2001 - $216,000).

--------------------------------------------------------------------------------

9.   Stock-Based Compensation

     The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees and attributes no compensation expense to stock-based awards granted to employees. On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors for director services and certain consultants. On December 23, 2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors for director services and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

                                                                            2002
                                                               -----------------

     Risk-free rate                                                           5%
     Dividend yield                                                          nil
     Volatility factor of the expected market price
      of the Company's common shares                                         60%
     Weighted average expected life of the options (months)                   30


     For the year ended December 31, 2002, the compensation costs for stock options granted to non-employees which were expensed were $572,662 and $1,685,438 was capitalized to mineral properties and deferred exploration costs; the combined amount of $2,258,100 was credited to contributed surplus.
                                                                              19

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

9.   Stock-Based Compensation - Continued

     The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees during the year:

                                                                            2002
                                                             -------------------

     Net loss for the year                                          $(2,753,942)

     Compensation expense relating to
      the fair value of employee stock
      options                                                        (1,168,072)
                                                             -------------------
     Pro forma net loss for the year                                $(3,922,014)
                                                             -------------------

     Pro forma net loss per common  share
      - basic and diluted                                             $   (0.16)
                                                             -------------------

     Weighted average assumptions used in calculating compensation expense in respect of options granted to employees are the same as those used for consultants.

--------------------------------------------------------------------------------

10.  United States Generally Accepted Accounting Principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

     (a)  Mineral Exploration Expenditures

          Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

     (b)  Stock option compensation

          Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.
                                                                              20

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

10.  United States Generally Accepted Accounting Principles - Continued

          Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

          Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2002, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2001 - $133,796; 2000 - $179,000). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 and 2000 are as follows:

                                                                              2001              2000
                                                                     --------------------------------
          Risk-free interest rate                                     2.65% to 3.12%           5.95%
          Dividend yield                                                        Nil%            Nil%
          Volatility factor of the expected market price
            of the Company's common shares                                       80%            100%
          Weighted- average expected life of the options
            (months)                                                              29              31

      The impact of the above on the financial statements is as follows:

                                                                  2002                2001             2000
                                                      ------------------------------------------------------
      Net loss per Canadian GAAP                       $    (2,753,942)   $     (1,282,464) $    (1,131,711)

      Adjustments related to:
         Mineral exploration expenses (a)                   (5,621,242)         (1,043,029)      (1,811,313)
         Stock option compensation (b)                               -            (133,796)        (179,000)
                                                      ------------------------------------------------------
       Net loss
         per US GAAP                                   $    (8,375,184)   $     (2,459,289) $    (3,122,024)
                                                      ------------------------------------------------------
      Loss per share per US GAAP
         Basic and diluted                             $         (0.33)   $         (0.13)  $         (0.19)
                                                      ------------------------------------------------------

--------------------------------------------------------------------------------
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)

December 31, 2002 and 2001
--------------------------------------------------------------------------------

10.  United States Generally Accepted Accounting Principles - Continued

                                                                  2002               2001              2000
                                                       -----------------------------------------------------
     Shareholders' equity per Canadian GAAP             $   45,003,429   $     30,719,902  $     30,038,568

     Adjustments related to:
        Mineral exploration expenses (a)                   (35,731,966)       (30,110,724)      (29,067,695)
                                                       -----------------------------------------------------
     Shareholders' equity per US GAAP                   $    9,271,463   $        609,178  $        970,873
                                                       -----------------------------------------------------


     (c)  New Accounting Pronouncements

          Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

          FIN 46, "Consolidation of Variable Interest Entities", clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

          The implementation of these new standards is not expected to have a material effect on the Company's financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2002 compared with the year ended December 31, 2001 and the year ended December 31, 2000.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 1: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US
GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 10 to the Consolidated Financial Statements. The Company's accounting policies and estimates used in the preparation of these financial statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process. This analysis may contain forward-looking statements about the Company's future prospects, but the Company provides no assurances that actual results will meet management's expectations. For thorough analysis of the risks and uncertainties of the Company we refer you to its Annual Information Form.

The Company is primarily engaged in the finding, exploration and development of mineral properties, primarily precious metals. The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States and corporate expenses. The general market for this activity, which includes related investor interest and opportunities to obtain funding, improved substantially in 2002 as gold prices increased from $278 per ounce in January, 2002 to $347 per ounce at the end of the year. The gold price had reached a low of $257 in March, 2001. It is not possible to forecast ongoing gold price trends or volatility which may have an impact on the preparation of a feasibility study on a mineral deposit or future results from operations.

Operating Activities

The Company recorded an overall net loss for 2002 of $2.8 million compared with $1.3 million in 2001 and $1.1 million in 2000. Overall losses were affected by higher administration costs and a write-off of mineral properties and related exploration costs, partly offset by higher interest income earned on cash balances.

Administration costs increased from $0.8 million in 2001 to $2.1 million in 2002 (2000 - $1.0 million) due to several factors, including increased corporate relations expenditures to satisfy demands resulting from increased investor interest, higher accounting and legal costs to assess and comply with increased regulatory requirements, as well as increased compensation expenses of $572,662 recorded as a consequence of the adoption of a new accounting policy relating to stock-based compensation. New accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the period of the grant, with a corresponding credit to its contributed surplus account. The value of the shareholders' equity account, on a net basis will be unchanged. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. Management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (Note 9 to the consolidated financial statements). While management has used its best efforts to assess these future values, the determined fair value of these options is highly subjective and meaningful only if the input factors chosen are realized.

Interest income  increased to $181,800 in 2002 (2001 - $16,855;  2000 - $26,605)
due to a higher treasury balance throughout most of 2002 from that of 2001. Interest income in 2001 was lower than in 2000 due to a lower treasury balance.

The Company's financial instruments may include U.S. dollars and Mexican pesos. Due to fluctuating exchange rates to the Canadian dollar for both of these currencies, a foreign exchange loss of $52,671 was recorded in 2002, a decrease of $54,888 from the foreign exchange gain of $2,217 recorded in 2001. A foreign exchange gain of $48,182 was recorded in 2000 resulting from favorable currency exchange rate fluctuations in that year. The Company does not engage in currency hedging activities as exposures to rate adjustments and volatility are not considered to have a material impact on the Company at this time.

In the course of reviewing its mineral properties accounts, the Company determined that its Oro Blanco property in the United States would not be allocated further funding, as its other properties have greater potential for discovery of a significant mineral resource on a cost-effective basis. As a result, the Company wrote off the balance of mineral property and deferred exploration costs relating thereto, which significantly contributed to an overall write-down of $766,055, compared with $502,535 in 2001 and $208,824 in 2000.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary effect of the U.S. GAAP reconciliation is to increase the net loss and deficit for 2002, 2001 and 2000 by the amounts of the exploration expenses capitalized less write-offs under Canadian GAAP in each of those years, and adjustments in 2001 and 2000 for stock-based compensation. For the purposes of U.S. GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred under U.S. GAAP (Note 10 to the consolidated financial statements).

Capital Resources And Liquidity

The Company's financial condition improved significantly in 2002. As at December 31, 2002, the Company had working capital of $9.1 million an increase of $8.6 million from December 31, 2001, when it stood at $0.5 million. The most significant component of working capital changes was the increase in cash and short-term investments by $8.9 million over 2001. Receivables and payables both increased from 2001 in response to increased exploration activities. Receivables are mainly composed of sales tax refundables relating to sales tax charges on exploration expenditures in Mexico.

Cash on hand at December 31, 2002 was $2.2 million, an increase of $1.7 million from December 31, 2001 cash of $0.5 million. The Company also had short-term investments on hand in the amount of $7.1 million. The increase in cash and short-term investments resulted primarily from funds received from a brokered placement of 4.4 million shares issued at $2.30 per share in April, 2002, for net proceeds of $9.4 million. In addition, the Company received $3.1 million upon the exercise of 1.8 million stock options, and $2.3 million upon the exercise of 2.0 million share purchase warrants. In 2001, the Company received $3.1 million (2000 - $0.8 million) from private placements of 3.1 million shares and the exercise of 150,000 share purchase warrants.

Expenditures on the Company's mineral properties, particularly the Dolores property in Chihuahua, Mexico, increased substantially in 2002, in an effort to more fully delineate the extent of mineralization. Total expenditures incurred were $6.9 million (2001 - $1.5 million; 2000 - $2.0 million), of which $0.5 million related to the El Malacate joint venture with Placer Dome and which were recovered. Included in the 2002 expenditures were $1.7 million relating to the value of stock-based compensation, and constituted a non-cash item (Note 9 to the consolidated financial statements).

Outlook

In February, 2003 the Company completed a brokered placement of 2,587,500 common shares at $7.00 per share, for gross proceeds of $18.1 million. A 5.5% commission was paid.

The Company is adequately funded to carry out its planned exploration and development programs for 2003. The Company has completed its current program of delineation drilling on the Dolores deposit in Chihuahua, Mexico, with some assays pending, and is continuing step-out drilling to seek out extensions to known mineralization. The Company now plans to proceed to final feasibility, which it anticipates will lead to financing and development of the Dolores deposit. The Company will also continue exploration on several of its other projects in 2003.

Risk And Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

(Signed: Mark H. Bailey)

Mark H. Bailey
President and Chief Executive Officer

May 7, 2003

To the following Securities Commission(s):

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

                        RE: MINEFINDERS CORPORATION LTD.
                        ---------------------------------

We confirm that the material as listed below was sent by prepaid mail to all registered shareholders of the above mentioned Company on May 06, 2003.

A)   Notice of Annual Meeting and Management Information Circular
B)   Proxy
C)   Supplemental Mail Return Card
D) Annual Report 2002 and Financial Statements for the year ended December 31, 2002.

We further confirm that copies of the above mentioned material were sent by courier on May 06, 2003, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer.

                                                                     Continued/2

Page -2-
May 7, 2003

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent and printer of the above items for the Company.

Yours truly

QUEBECOR WORLD RICHMOND HILL

s/"Don Maddeaux"

Don Maddeaux
Account Manager

DM:pm
Minefinders05-07

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  ------------------------------
                                                  (Registrant)

Date  May 6, 2003                           By:   /S"Paul C. MacNeill"
      -----------                                 ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director